Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-6(b)

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No. for Registration

Statement on Form S-4: 333-222009

Vaxart Provides Merger Update

SOUTH SAN FRANCISCO, Calif., Feb. 9, 2018 – Vaxart, Inc., a clinical-stage biotechnology company developing oral recombinant vaccines that are administered by tablet rather than by injection, announced today it has reached an understanding with the CAS Group under which East Hill, a major shareholder in Aviragen, will support the merger between Vaxart and Aviragen.

“We are committed to creating significant value for all our shareholders as evidenced by the amended terms of the merger that were recently announced” said Wouter W. Latour, M.D., chief executive officer of Vaxart. “We would to thank all those who helped in that process, including in particular the current Vaxart shareholders.”

“We look forward to building a long term relationship with East Hill, as with all our shareholders, and greatly appreciate their support.”

About Vaxart

Vaxart is a clinical-stage company focused on developing oral recombinant protein vaccines based on its proprietary oral vaccine platform. Vaxart’s oral vaccines are designed to generate broad and durable immune responses that protect against a wide range of infectious diseases and may be useful for the treatment of chronic viral infections and cancer. Vaxart’s oral vaccines are administered using a convenient room temperature-stable tablet, rather than by injection. Vaxart believes that tablet vaccines are easier to distribute and administer than injectable vaccines, and have the potential to significantly increase vaccination rates. Vaxart’s development programs include oral tablet vaccines are designed to protect against norovirus, seasonal influenza and respiratory syncytial virus (RSV), as well as a therapeutic vaccine for human papillomavirus (HPV), Vaxart’s first immuno-oncology indication. For more information, please visit www.vaxart.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements about Vaxart Inc. and its business, strategy and plans, including but not limited to statements regarding its clinical drug development activities, clinical results and trial designs. All statements other than statements of historical facts included in this press release are forward looking statements. The words “believes”, “may,” “can,” “plans,” “estimates,”“will,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, Vaxart undertakes no obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information and Where to Find It

In connection with a proposed strategic merger of Aviragen Therapeutics (Nasdaq: AVIR) and Vaxart, Aviragen has filed relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4, as amended. Investors may obtain the proxy statement/prospectus, as well as other filings containing information about Aviragen, free of charge, from the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and its directors and executive officers and Vaxart and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen Annual Report on Form 10-K for the year ended December 31, 2016. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Aviragen at the address set forth above.

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CONTACT:

Katie Hogan

W2O

415-658-9745

khogan@wcgworld.com

Emery Dora

Vaxart, Inc.

650-550-3514

edora@vaxart.com